

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2010

<u>Via Fax and U.S. Mail</u>

Rick F. Yeh, Esq.
General Counsel
Diodes Incorporated
15660 Dallas Parkway
Suite 850
Dallas, Texas 75258

> **Re: Diodes Incorporated**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 002-25577**

Dear Mr. Yeh:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Brian Cascio
Accounting Branch Chief